SilverCrest Releases Inaugural ESG Report

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - June 14, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the release of its inaugural 2022 Environmental, Social, and Governance ("ESG") Report (the "Report"). The Company's principal focus is its Las Chispas Operation located in Sonora, Mexico (the "Las Chispas Operation"). As a result, the data in this 2022 ESG Report covers ESG matters primarily for the Las Chispas Operation. This report reflects SilverCrest's dedication to creating a strong sustainability framework and provides stakeholders with a comprehensive overview of the Company's ESG performance and goals. All amounts herein are presented in United States Dollars ("US$"), unless otherwise stated.

"This report marks the formalization of our long-standing ESG efforts." commented President, Chris Ritchie. "Over the last seven years at our Las Chispas Operation, we have made significant strides in not only identifying key risks and opportunities, but also in addressing them. We have incorporated our sustainability framework within every department of the organization given our belief that a strong governance structure is key to running a better and more sustainable business. By aligning our strategy with internationally recognized sustainability frameworks, including the Task Force for Climate Related Financial Disclosure ("TCFD"), we aim to drive meaningful change within the organization and local communities in the Sonora River Valley region surrounding our operation."

SilverCrest's work in the local communities has been ongoing since it commenced work at the Las Chispas Operation in 2016. Beginning in 2019, the Company began more formal ESG efforts with the formation of the Environment and Social Sustainability ("SESS") Board committee which supported efforts to complete a Social Baseline Study and Materiality Framework in 2020, as well as established the governance structure for oversight of key sustainability factors. This critical work resulted in the development of a five-pillar ESG strategy framework, also in 2020, and identification of key risks to the community which drove the early completion of the Transition Climate Risk assessment in 2021. In 2022, SilverCrest released its TCFD report along with its Water Stewardship Plan, which outlined a five-year, $1.5 million investment in local water infrastructure projects. This work commenced in 2022 and will continue through 2026. Additional work has included substantial investment to protect employees and community during the COVID-19 pandemic, construction of an assay lab, and engagement of local businesses.

N. Eric Fier, CEO commented, "With almost 20 years of personal history in the Sonora River Valley region, for me, the true measure of success lies in the lasting positive impact we create alongside our stakeholders. The Las Chispas Operation is a notable local employer with over 30% of our workforce from neighbouring communities and 99.7% from Mexico. In addition, we have engaged more than 60 local businesses and built a certifiable assay lab in the nearby community of Arizpe, to create long-term sustainable employment opportunities. Our stakeholder engagement process has identified that over 70% of the regional workforce is supported by agriculture which consumes 93% of the water in the region. As a result, we have chosen to focus on local projects that increase the resilience to climate change of the communities surrounding our operation. We are excited to be executing our second year of a five-year water stewardship program which is focused on fixing the water and sewage infrastructure supporting the communities. I am proud of the accomplishments our team and our partners have achieved to date and look forward to continued commitment to sustainability as a core principle of our business."

To access the full 2022 ESG Report and learn more about SilverCrest's commitment to sustainability, please visit www.silvercrestmetals.com.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable and United States securities legislation. These include, without limitation, statements with respect to the timing, costs and completion of the Company's ESG projects between 2023 and 2026. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to the ESG programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and the timing and content of work programs; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1